

RECEIVED
2008 JUL 17 A 6: 32

09046587

# GLOBEX

GMX      Toronto Stock Exchange
G1M      Frankfurt Stock Exchange
GLBXF    OTCQX – International, USA



## AMENDED AND RESTATED INTERIM REPORT

## Six months ended June 30, 2008
## (Unaudited)

*(Amended and restated to correct option revenue, cash flow, comprehensive income and to disclose information required by the following sections of the CICA : 1535, Capital disclosure, 3862, Financial Instruments – Disclosures, 3863, Financial Instruments – Presentation and 1400, General Standards of Financial Statement Presentation – going concern.)*

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1  CANADA
Telephone: (819) 797.5242      Fax.: (819) 797.1470
info@globexmining.com          www.globexmining.com

7/20

## STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of June 30, 2008 and 2007.  The statements have not been audited or reviewed by the Company's auditors or any other firm of chartered accountants.

## GLOBEX MINING ENTERPRISES INC.

## Interim Consolidated Balance Sheets
Period ending June 30, 2008 and year ending December 31, 2007

|  | 2008 (Unaudited) | 2007 (Audited) |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 3,267,945 | $ 2,242,511 |
| Cash restricted for flow-through expenditures (note 7) | 953,216 | 2,477,000 |
| Marketable securities | 4,550,585 | 3,791,908 |
| Accounts receivable | 749,409 | 514,320 |
| Quebec refundable tax credit and mining duties refunds | 907,517 | 907,517 |
| Prepaid expenses | 48,057 | 4,629 |
|  | 10,476,729 | 9,937,885 |
| Reclamation bonds | 117,248 | 109,665 |
| Property and equipment | 342,593 | 339,882 |
| Mineral properties and deferred exploration expenses | 7,436,172 | 5,936,787 |
|  | 18,372,742 | 16,324,219 |
| **Liabilities** | | |
| Current liabilities | | |
| Accounts payable and accrued liabilities | 296,707 | 981,617 |
| Income tax payable | 323,891 | - |
|  | 620,598 | 981,617 |
| Future income and mining taxes | 2,354,624 | 700,793 |
| **Shareholders' equity** | | |
| Share capital | | |
| Authorized: Unlimited common shares with no par value | | |
| Issued and fully paid: 17,843,574 common shares | | |
| (2007 - 17,822,674 common shares) (note 8) | 43,494,202 | 44,566,116 |
| Contributed surplus | 2,593,504 | 2,500,455 |
| Deficit | (31,652,620) | (33,955,212) |
| Accumulated other comprehensive income (note 12) | 962,434 | 1,530,450 |
|  | 15,397,520 | 14,641,809 |
|  | 18,372,742 | 16,324,219 |

Approved by the Board

*(Signed)*
Jack Stoch, Director

*(Signed)*
Dianne Stoch, Director

## GLOBEX MINING ENTERPRISES INC.

### Interim Consolidated Statements of Operations and Comprehensive Income
Periods ended June 30, 2008 and 2007

| (Unaudited) | Three months 2008 | 2007 | Six months 2008 | 2007 |
|---|---|---|---|---|
| **Revenues** | | | | |
| Option income | $ 40,000 | $ 10,000 | $ 3,055,925 | $ 127,000 |
| Metal royalty income | 549,055 | 16,853 | 880,081 | 16,853 |
| Gain on sale of marketable securities | 55,048 | 78,153 | 59,287 | 114,588 |
| Interest income | 37,023 | 37,039 | 80,788 | 79,008 |
| Other | 12,627 | 18,260 | 13,808 | 25,378 |
| | 693,753 | 160,305 | 4,089,889 | 362,827 |
| **Expenses** | | | | |
| Amortization | 13,478 | 7,931 | 25,956 | 15,720 |
| (Gain) loss on foreign exchange translation | 6,555 | 15,044 | (15,426) | 15,953 |
| Administration costs | 230,044 | 122,394 | 349,452 | 236,591 |
| Professional fees and outside services | 130,033 | 109,258 | 261,072 | 208,555 |
| Stock-based compensation (note 8) | 95,192 | 406,849 | 95,192 | 406,849 |
| Write down of mineral properties and deferred exploration expenses | 37,741 | 8,592 | 58,305 | 33,903 |
| | 513,043 | 670,068 | 774,551 | 917,571 |
| Earnings (loss) before income and mining taxes | 180,710 | (509,763) | 3,315,338 | (554,744) |
| Income and mining taxes | | | | |
| Current | - | - | 323,891 | - |
| Future | 62,697 | - | 688,855 | - |
| **Net earnings (loss)** | 118,013 | (509,763) | 2,302,592 | (554,744) |
| Net earnings (loss) per common shares (note 9) | | | | |
| Basic and diluted | 0.01 | (0.03) | 0.12 | (0.03) |
| **Deficit** | | | | |
| **Balance, beginning of period** | (31,770,633) | (32,982,677) | (33,955,212) | (32,936,505) |
| Net earnings (loss) | 118,013 | (509,763) | 2,302,592 | (554,744) |
| Share issue expenses | - | - | - | (1,191) |
| **Balance, end of period** | (31,652,620) | (33,492,440) | (31,652,620) | (33,492,440) |
| **Other comprehensive income, net of taxes** | | | | |
| Changes in unrealized gains on available-for-sale marketable securities | | | | |
| Unrealized (losses) gains arising during the period, net of taxes for the quarter of $(12,823) and $(105,187) for the year | (14,198) | 2,020,662 | (508,729) | 2,375,841 |
| Reclassification in net earnings (loss) on gains realized from available-for-sale marketable securities, net of taxes of zero for 2008 | (55,048) | (65,942) | (59,287) | (96,684) |
| | (69,246) | 1,954,720 | (568,016) | 2,279,157 |
| Net earnings (loss) | 118,013 | (509,763) | 2,302,592 | (554,744) |
| **Comprehensive income** | 48,767 | 1,444,957 | 1,734,576 | 1,724,413 |

## GLOBEX MINING ENTERPRISES INC.

## Interim Consolidated Statements of Cash Flows
Periods ended June 30, 2008 and 2007

| (Unaudited) | Three months 2008 | 2007 | Six months 2008 | 2007 |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net earnings (loss) | $ 118,013 | $ (509,763) | $ 2,302,592 | $ (554,744) |
| Items not affecting cash: | | | | |
| Option income received in marketable securities | - | - | (2,695,925) | - |
| Amortization | 13,478 | 7,931 | 25,956 | 15,720 |
| Reinvested revenues on reclamation bond | 218 | 5,799 | (7,583) | 6,385 |
| Gain on sale of marketable securities | (55,048) | (78,154) | (59,287) | (114,588) |
| Write down of mineral properties and deferred exploration expenses | 37,741 | - | 58,305 | - |
| Future income and mining tax expense (recovery) | 62,697 | - | 688,855 | - |
| Stock-based compensation | 95,192 | 406,849 | 95,192 | 406,849 |
| Changes in non-cash operating working capital items (note 13) | 115,286 | (719) | (639,536) | 198,691 |
| | 387,577 | (168,057) | (231,431) | (41,685) |
| **Financing activities** | | | | |
| Issuance of share capital | 3,900 | - | 6,500 | 40,470 |
| Buy-back of share capital | (10,001) | - | (10,001) | - |
| Share Capital issue expenses | - | - | - | (1,191) |
| | (6,101) | - | (3,501) | 39,279 |
| **Investing activities** | | | | |
| Proceeds on disposal of property and equipment | - | - | - | - |
| Acquisition of property and equipment | (15,755) | (2,850) | (28,667) | (9,055) |
| Deferred exploration expenses | (681,451) | (482,082) | (1,551,705) | (730,330) |
| Mineral properties acquisitions | (4,010) | (13,066) | (5,985) | (74,554) |
| Quebec refundable tax credit and mining duties refund, option and grant proceeds, reducing mineral properties and deferred exploration expenses | - | (30,957) | - | (30,957) |
| Proceeds on sale of marketable securities | 3,639,669 | 117,222 | 5,752,536 | 172,107 |
| Acquisition of marketable securities | (2,411,222) | 392,962 | (4,429,597) | 1,514,060 |
| Cash restricted for flow-through expenditures | 666,105 | 207,038 | 1,523,784 | (910,580) |
| | 1,193,336 | 188,267 | 1,260,366 | (69,309) |
| Net increase (decrease) in cash and cash equivalents | 1,574,812 | 20,210 | 1,025,434 | (71,715) |
| Cash and cash equivalents, beginning of period | 1,693,133 | 238,288 | 2,242,511 | 330,213 |
| **Cash and cash equivalents, end of period** | **3,267,945** | 258,498 | **3,267,945** | 258,498 |

## GLOBEX MINING ENTERPRISES INC.

## Interim Consolidated Statements of Deferred Exploration Expenditures
Periods ended June 30, 2008 and 2007

| | | Three months | | | Six months |
|---|---|---|---|---|---|
| *(Unaudited)* | **2008** | 2007 | | **2008** | 2007 |
| **Current expenses** | | | | | |
| Geology | $ **73,138** | 77,997 | $ | **149,818** $ | 113,780 |
| Labour | **51,867** | 26,085 | | **106,467** | 40,271 |
| Consulting | **10,862** | 3,551 | | **16,596** | 5,888 |
| Geophysics | **318,531** | 52,247 | | **430,807** | 207,719 |
| Drilling | **88,985** | 248,329 | | **552,411** | 266,145 |
| Laboratory analysis | **42,211** | 5,954 | | **88,175** | 9,787 |
| Core shack rental and storage | **17,582** | 4,762 | | **26,644** | 19,780 |
| Equipment rental | **4,800** | 8,066 | | **23,345** | 18,457 |
| Mining property tax | **15,254** | 22,635 | | **27,335** | 39,242 |
| Transport & road access | **16,939** | 4,826 | | **52,812** | 5,146 |
| Permits | **85** | 419 | | **580** | 911 |
| Reports and maps | **1,170** | 2,992 | | **2,781** | 3,776 |
| Supplies | **13,895** | 8,826 | | **25,330** | 9,346 |
| Line cutting | **26,132** | 19,570 | | **48,604** | 19,570 |
| Prospecting | **-** | 4,415 | | **-** | 4,415 |
| **Total current exploration expenses** | **681,451** | 490,674 | | **1,551,705** | 764,233 |
| Deferred exploration expenses - beginning of period | **3,973,483** | 1,868,617 | | **3,123,793** | 1,620,369 |
| Exploration expenses written down | **(37,741)** | (8,592) | | **(58,305)** | (33,903) |
| **Deferred exploration expenses - end of period** | **4,617,193** | 2,350,699 | | **4,617,193** | 2,350,699 |

# Notes to the Interim Consolidated Financial Statements

## June 30, 2008 (unaudited)

### 1. Description of the business

Globex Mining Enterprises Inc. ("Globex") is a Canadian exploration company with a North American portfolio of properties with gold, copper, zinc, silver, platinum, palladium, uranium, rare earth, nickel, magnesium and talc potential. Globex trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the International Premier OTCQX, USA. The Company seeks to create shareholder value by acquiring mineral properties, enhancing them and either optioning, selling or joint venturing them or developing them to production.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Globex's current net assets combined with projected option and royalty revenues cause management to believe that the Company can operate as a going concern for the foreseeable future.

### 2. Changes in accounting policies

*Capital Disclosure*

On January 1, 2008, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, "Capital Disclosures". This section established guidelines for disclosure of information regarding an entity's capital which will enable users of its financial statements to evaluate an entity's objectives, policies and procedures for managing capital. Note 15 contains the disclosures required by this new Standard.

*Financial Instruments - Disclosures*

On January 1, 2008, the Company adopted the new CICA Handbook Section 3862, "Financial Instruments - Disclosures". This section describes the required disclosures related to the significance of financial instruments on the Company's financial position and performance, the nature and the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. This section complements the principles of recognition, measurement and presentation of financial instruments of Section 3855, Financial Instruments - Recognition and measurement", Section 3863, "Financial Instruments - Presentation", and Section 3865, "Hedges". The additional disclosures required by this new Standard are provided in note 14.

*Financial Instruments - Presentation*

On January 1, 2008, the Company adopted the new CICA Handbook Section 3863, "Financial Instruments - Presentation". This section retains, unchanged, the standards for presentation of financial instruments as either liabilities or equity and their related income and expenses which were previously contained in Section 3861 "Financial Instruments - Presentation and Disclosure". The adoption of this standard had no effect on the Company's financial statements.

*Going concern*

On January 1, 2008, the Company adopted the new CICA Handbook Section 1400, "General Standards of Financial Statement Presentation" to include requirements to assess an entity's ability to continue as a going concern and disclose material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. The adoption of this standard had no effect on the Company's financial statements.

# Notes to the Interim Consolidated Financial Statements

## 3. Accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same account principles and methods of application as used in the latest annual consolidated financial statements and as disclosed in note 2 to Globex's financial statements for the year ended December 31, 2007. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2007 Annual Report.

## 4. Fair value of financial instruments

The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, reclamation bonds, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

## 5. Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

## 6. Comparative consolidated financial statements

Certain comparative figures have been reclassified to conform to the presentation adopted in 2008.

## 7. Cash restricted for flow-through expenditures

Flow-through common shares require the Company to expend an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at June 30, 2008, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $953,216 (2007 - $2,477,000).

## 8. Share capital

### Authorized and Issued

*Authorized*, unlimited number of common shares, no par value

|  | 2008 | | 2007 | |
|---|---|---|---|---|
| Balance, beginning of year | 17,822,674 | $ 44,566,116 | 16,459,550 | $ 38,983,570 |
| Stock options exercised | 25,000 | 8,250 | 335,000 | 375,608 |
| Private placement | - | - | 806,724 | 4,000,007 |
| Mining property acquisition | - | - | 210,000 | 1,155,000 |
| Purchase warrants exercised | - | - | 11,400 | 51,931 |
| Normal course issuer bid [i] | (4,100) | (10,001) | - | - |
| Tax benefits renounced - flow-through [ii] | - | (1,070,163) | - | - |
| Balance, end of year | 17,843,574 | 43,494,202 | 17,822,674 | 44,566,116 |

(i) During the second quarter of 2008, Globex repurchased and cancelled 4,100 common shares under its normal course issuer bid (NCIB) for $10,393 ($2.53 per share). The book value of these shares is $10,001 ($2.49 per share).

(ii) In accordance with EIC 146, the Company recognizes the tax effect of flow through shares issued only when the Company files the renouncement documents with the tax authorities to renounce the tax credit associated with the expenditures. The tax effect of flow through shares issued in 2007 amounts to $1,070,163 and was recorded in January 2008.

# Notes to the Interim Consolidated Financial Statements

As at June 30, 2008, 36,100 (2007 - 411,100) common shares are held in escrow. With permission from the "Autorité des marchés financiers", 375,000 common shares issued as partial consideration for the Lyndhurst property were released from escrow. The remaining 36,100 common shares were issued as consideration for a property, which has since been abandoned, thus the shares will never be released from escrow.

### Share purchase warrants

The Company has no warrants issued, exercised or expired during the period.

### Stock option plan

Under the Company's stock option plan (the "Plan"), the Board of Directors may from time-to-time grant stock options to directors, officers and employees of, and service providers to, the Company and its subsidiaries. Stock options granted under the Plan may have a term of up to ten years, as determined by the Board of Directors at the time of granting the stock options. Accordingly, 880,000 options may be granted in addition to the common share purchase options currently outstanding. Options are granted at an exercise price equal to or greater than the closing quoted market price of the common shares of the Company on the Toronto Stock Exchange for the day immediately preceding the grant date.

A summary of changes in Globex's outstanding stock options is presented below:

|  | 2008 | | 2007 | |
| --- | --- | --- | --- | --- |
|  | Number of options | Weighted average exercise price | Number of options | Weighted average exercise price |
| Balance, beginning of year | 2,415,500 | $ 1.67 | 2,625,500 | $ 1.35 |
| Expired | (100,000) | 5.03 | (100,000) | 1.95 |
| Exercised | (25,000) | 0.26 | (335,000) | 0.43 |
| Extended | - | - | 100,000 | 1.95 |
| Granted | 225,000 | 4.11 | 125,000 | 5.03 |
| Matured | (50,000) | 6.10 | - | - |
| Balance, end of year | 2,465,500 | 1.67 | 2,415,500 | 1.67 |

The following table summarizes information about the stock options outstanding and exercisable as at June 30, 2008:

| | Range of prices | Number of options outstanding and exercisable | Weighted average remaining contractual life (years) | Weighted average exercise price |
| --- | --- | --- | --- | --- |
| $ | 0.20 - 0.34 | 1,183,000 | 3.25 | $ 0.31 |
| | 0.75 - 0.80 | 500,000 | 7.25 | 0.79 |
| | 1.95 - 2.99 | 125,000 | 2.46 | 2.16 |
| | 3.15 - 4.50 | 392,500 | 3.92 | 4.13 |
| | 5.00 - 6.81 | 265,000 | 1.24 | 5.53 |

# Notes to the Interim Consolidated Financial Statements

### Stock-based compensation

The Company uses the fair value method for stock options granted to directors, officers, employees and non-employees. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, over vesting periods. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock. The Company granted 225,000 stock options to service providers and employees during the second quarter of 2008. Globex uses the Black-Scholes model to estimate fair value using the following weighted average assumptions:

|  | 2008 | 2007 |
|---|---|---|
| Expected dividend yield | nil | nil |
| Expected stock price volatility | 67.4% | 74% |
| Risk free interest rate | 2.78% | 4.54% |
| Expected life | 1.22 years | 3 years |
| Total stock-based compensation | $ 95,192 | $ 406,849 |

## 9. Net earnings (loss) per common share

Basic earnings (loss) per common share are calculated by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share are calculated by dividing the net earnings (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted earnings per share:

|  | Three months | | Six months | |
|---|---|---|---|---|
|  | 2008 | 2007 | 2008 | 2007 |
| **Numerator** |  |  |  |  |
| Net earnings (loss) for the year | $ 118,013 | $ (509,763) | $ 2,302,592 | $ (554,744) |
| **Denominator** |  |  |  |  |
| Weighted average number of common shares - basic | 17,834,616 | 16,680,950 | 17,828,733 | 16,593,808 |
| Effect of dilutive shares [i] |  |  |  |  |
| Stock options | 1,808,000 | - | 1,808,000 | - |
| Weighted average number of common shares - diluted | 19,642,616 | 16,680,950 | 19,636,733 | 16,593,808 |
| Basic and diluted net earnings per share | $ 0.01 | $ (0.03) | $ 0.12 | (0.03) |

(i) The stock options are not included in the computation of diluted loss per share in 2007 as their inclusion would be anti-dilutive.

## 10. Joint arrangements

On July 1, 2004, the Company entered into a joint arrangement with Queenston Mining Inc. agreeing to pool the Company's Cadillac - Wood Gold Mine claims and Queenston's adjacent claims, the Pandora gold property. With Globex as operator, the venturers will participate jointly in exploration, development and mining of mineral resources within the expanded property package.

## Notes to the Interim Consolidated Financial Statements

### 11. Related party transactions

The Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

|  | 2008 | 2007 |
|---|---|---|
| Compensation - Jack Stoch, President and CEO | $ 79,998 | $ 22,500 |
| Compensation - Dianne Stoch, Secretary-Treasurer and CFO | 60,000 | 18,000 |
| Rent - Core facility, core storage and equipment | 22,100 | 5,300 |
| Cadillac - Wood Gold Mine property option | - | 425,250 |
|  | 162,098 | 471,050 |

All transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up.

### 12. Accumulated other comprehensive income

|  | 2008 | 2007 |
|---|---|---|
| Unrealized gains on available-for-sale marketable securities |  |  |
| Balance, beginning of year | $ 1,530,450 | $ - |
| 2007 changes in accounting policies | - | 168,216 |
|  | 1,530,450 | 168,216 |
| Net change during the year | (568,016) | 1,362,234 |
| Balance, end of year | 962,434 | 1,530,450 |

### 13. Additional information to the cash flow statement

#### Changes in non-cash working capital items

|  | 2008 | 2007 |
|---|---|---|
| Accounts receivable | $ (235,089) | $ (213,883) |
| Quebec refundable tax credit and mining duties refunds | - | 30,957 |
| Prepaid expenses | (43,428) | 36,179 |
| Accounts payable and accrued liabilities | (684,910) | - |
| Income tax payable | 323,891 | 345,438 |
|  | (639,536) | 198,691 |

### 14. Financial instruments and risk management

#### Fair value of financial instruments

The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, reclamation bonds, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

In April 2008, the Company received 3,886,018 shares of First Metals inc., a public company, as consideration of an option revenue contract. Because sale of the shares is restricted for a 4 month period, the fair value of the shares was estimated using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows and the market price of the shares. Based on the independent evaluator report, the fair value of the shares was estimated at $2,695,925 ($0.69375 per share).

# Notes to the Interim Consolidated Financial Statements

### Risk management

The Company, through its financial assets and liabilities, has exposure to the following financial risks: credit risk, liquidity risk, foreign exchange risk, and interest rate risk. The following analysis provides a measurement of risks as at the balance sheet date of June 30, 2008.

At June 30, 2008, the Company had no financial instruments, classified as marketable securities on the balance sheet. The Company's cash and cash equivalents and cash restricted for flow-through expenditures are distributed between two Canadian banking institutions, members of the Canadian Deposit Insurance Corporation (CDIC): CDIC, a federal Crown Corporation, insures deposits to a maximum of $100,000 per individual institution.

### Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

The maximum exposure to credit risk at the reporting date was:

|  | 2008 | 2007 |
|---|---|---|
| Cash and cash equivalents | $ 3,267,945 | $ 2,242,511 |
| Cash restricted for flow-through expenditures | 953,216 | 2,477,000 |
| Accounts receivable | 749,409 | 514,320 |
|  | 4,970,570 | 5,233,831 |

Cash equivalents and restricted cash for flow-through expenditures mature between 30 and 90 days from the date of the investment with an average interest rate of 3.4% (2007 - 3.9%).

Accounts receivable are mainly made up of taxes receivable and receivables from government authorities. As these receivables arise from legislative measures they do not represent a high credit risk. Allowance for doubtful accounts was nil in Q2 2008 and $4,000 in 2007.

### Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 15 "Capital Disclosures". It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has financed its exploration and mining activities through flow-through shares, operating cash flows and the utilization of its liquidity reserves.

Contractual maturities of financial liabilities are all under one year.

### Foreign exchange risk

As at June 30, 2008, the Company has cash in US dollars for an amount of $281,602. The Company has estimated that a one percent increase or decrease in the US exchange rate would be insignificant.

### Interest rate risk

The Company is not exposed to a significant interest rate risk since the Company has no credit facility.

The large majority of the cash and cash equivalents and cash restricted for flow-through expenditures is invested in Canadian dollar denominated short term instruments with fixed interest rates.

Only the interest revenue arising from the balance of operating cash accounts is therefore subject to interest rate fluctuations.

Based on the balances outstanding during the period ended June 30, 2008, a 1% increase (decrease) in the interest rate index would have no significant impact on earnings before income taxes.

# Notes to the Interim Consolidated Financial Statements

### 15. Capital Disclosure

The Company is currently not subject to externally imposed capital requirements. The Company defines its capital as being constituted by its shareholders' equity. The Company manages its capital structure based on the relationship between the cash surplus, itself composed of financial liabilities, net of cash and cash equivalents, cash restricted for flow-through expenditures and shareholder's equity.

The company's capital management objectives are to :
i) Have sufficient capital to be able to meet the Company's mining properties exploration and mining development plan in order to ensure the growth of the activities.

ii) Have sufficient access to liquidity to fund the exploration expenses and the working capital requirements.

The Company monitors capital on the basis of the cash surplus to equity ratio. These ratios at June 30, 2008 and December 31, 2007 were as follows;

|  | 2008 | 2007 |
|---|---|---|
| Cash and cash equivalents | $ 3,267,945 | $ 2,242,511 |
| Cash restricted for flow-through expenditures *(note 7)* | 953,216 | 2,477,000 |
|  | 4,221,161 | 4,719,511 |
| Exploration expenditure obligations | (953,216) | (2,477,000) |
| Cash surplus | 3,267,945 | 2,242,511 |
| Shareholders' equity | 15,397,520 | 14,641,809 |
| Cash surplus / Shareholders equity | 0.21 : 1 | 0.15 : 1 |



# GLOBEX

| | |
|---|---|
| GMX | Toronto Stock Exchange |
| G1M | Frankfurt Stock Exchange |
| GLBXF | OTCQX – International, USA |

## AMENDED AND RESTATED
## MANAGEMENT DISCUSSION AND ANALYSIS

## Six months ended June 30, 2008
## (Unaudited)

*(Amended and restated to correct option revenue, cash flow, comprehensive income and to disclose information required by the following sections of the CICA : 1535, Capital disclosure, 3862, Financial Instruments – Disclosures, 3863, Financial Instruments – Presentation and 1400, General Standards of Financial Statement Presentation – going concern)*

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1 CANADA
Telephone: (819) 797.5242      Fax.: (819) 797.1470
info@globexmining.com          www.globexmining.com

### STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of June 30, 2008 and 2007. The statements have not been audited or reviewed by the Company's auditors or any other firm of chartered accountants.

# GLOBEX MINING ENTERPRISES INC.

# Management Discussion and Analysis

*THE ANNUAL INFORMATION FORM (AIF) CONTAINS A DETAILED DISCUSSION OF THE NUMEROUS PROPERTIES HELD BY THE COMPANY.*

**For the six (6) month period ended June 30, 2008**

Management Discussion and Analysis of Financial Results for the six month period ended June 30, 2008 should be read in conjunction with the Company's unaudited June 30, 2007 and audited December 31, 2007 financial statements and their notes. All Company public disclosure documents including the Annual Information Form and press releases are available on SEDAR. The Company website at www.globexmining.com includes all SEDAR published data and detailed property information.

## Overview

Globex is a Canadian mining exploration company with a large portfolio of early to mid-stage exploration and development properties. Numerous properties are being actively explored by Globex or its option partners. Two properties, that the Company holds royalties on, are now in production and seven other projects are currently in preproduction or are subject to due diligence. The Company seeks to create shareholder value by acquiring properties, enhancing and developing them for optioning, joint venturing or vending, with the ultimate aim of production. Optioning exploration properties is one of the strategies Globex employs to manage its extensive mineral property portfolio as well as to conserve cash. This model allows Globex to acquire hard cash while ensuring its properties are being explored and still retaining an interest in any future production. The term option as related to Globex property deals should be understood as follows: In exchange for annual cash and/or share payments and an annual monetary work commitment on the property, Globex grants the Optionee the right to acquire an interest in the optioned property. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. All conditions of the agreement must be met before any interest in the property accrues to the Optionee. Generally, the option contract automatically terminates if any single payment or annual work commitment is not met. Assuming all conditions of the option agreement are satisfied, Globex would retain a Gross Metal Royalty (GMR) or other carried interest in the property. Outright property sales also include some form of royalty interest payable when projects achieve commercial production.

Globex Mining Enterprises Inc. trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the International Premier OTCQX in the USA.

*The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all monetary values are expressed in Canadian dollars unless otherwise expressly stated.*

## Results of Operations

### Summary of Quarterly Results

The following table shows selected results by quarter for the last eight quarters.

|  | 2008 | | 2007 | | | | 2006 | |
|---|---|---|---|---|---|---|---|---|
|  | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 |
| Total revenues | $ 693,753 | $ 3,396,136 | $ 341,945 | $ 474,997 | $ 160,305 | $ 202,521 | $ 578,333 | $ 833,390 |
| Net earnings (loss) | 118,013 | 2,184,579 | 17,935 | (361,594) | (509,763) | (44,981) | 724,938 | (287,383) |
| Net earnings (loss) per share |  |  |  |  |  |  |  |  |
| - basic | 0.01 | 0.11 | - | (0.02) | (0.03) | - | 0.05 | (0.02) |
| - diluted | 0.01 | 0.11 | - | - | - | - | 0.03 | - |

During the second quarter 2008, Globex reported net earnings of $118,013, compared to a net loss of $509,763 in 2007. Revenue of $693,753 (2006 - $160,305) was primarily composed of metal royalty income totalling $549,055,

earned from production at the Fabie Bay Mine - $504,168 and from zinc production at the SRA, Tennessee property - $44,887. Option income of $40,000 for the Bateman and Grandroy projects, interest income of $37,023 and the income earned from the gain on sale of marketable securities of Altai Resources Inc., Rocmec Mining Inc., and Strategic Resource Acquisition Corp. of $55,048, enhanced Globex's revenues.

## Summary of Year to Date Results

During the first half of 2008, Globex reported net earnings before income and mining taxes of $3,315,338, compared to a net loss of $554,744 in 2007. Option income of $3,055,925 (2007 - $127,000) includes 3,886,018 shares of First Metals Inc. valued at $0.69375 per share and $250,000. In addition, Plato Gold Corp. continued the Vauquelin, township, option with a payment of $25,000; Animiki Mining Corporation Ltd. and C2C Gold Corporation Inc. option of the Blackcliff Property, Malartic township, contributed $25,000 and a new option agreement with Ressources minières Processor inc. for the Bateman Bay and Grandroy properties in McKenzie and Roy townships, added $60,000 to option income.

Partial sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing these costs to nil prior to recognizing any gains. Shares received under option agreements are valued at the closing price on the contract date and may be discounted to reflect managements' view of the carrying value of the shares received.

Metal royalty income totalled $880,081 for the first half of 2008 (2007 – $16,853). First Metals Inc. production from the Fabie Bay Mine, Hebecourt township, which officially reached commercial production effective March 1, 2008 has generated $835,194. Production is subject to a 2% metal royalty. In addition, Globex is entitled to a 10% net profit royalty on all production from the Fabie Mine and the nearby Magusi River property, after the recovery of $10 million in capital cost by First Metals. Metal royalty income from Globex's Tennessee property generated $44,887.

Gain on the sale of marketable securities of $59,287 (2007 - $114,588) resulted from the sale of Gold Bullion Development Corp., Rocmec Mining Inc., Altai Resources Corporation and Strategic Resource Acquisition Corporation shares. These shares were acquired when Optionees paid a portion of their option payments in common shares, recognized by the Company as income in the appropriate period.

Interest income of $80,788 (2007 – $79,008) earned mainly from GIC's reflects cash on hand committed to future exploration programs.

Total expenses to June 30, 2008 were $774,551 compared to $917,571 in 2007. Overall costs were 15% lower than the same period in 2007 due mainly to a reduction in stock-based compensation.

A stronger American dollar and Euro translated into a gain on foreign exchange of $15,426. The Company has Reclamation Bonds in US dollars and maintains limited foreign currency accounts, in US dollars and Euros.

Property and equipment additions in 2008 were $28,667 (2007 - $9,055). The Company acquired a new display booth for conference and convention use, office equipment and a used all terrain vehicle for exploration purposes. Amortization at $25,956 in 2008 was greater than 2007 by $10,236.

During the first half of 2008 deferred exploration expenditures at $1,551,705 exceeded 2007 exploration spending of $764,233. Globex's 2008 commitment to flow-through spending is now $953,216.

## Exploration Activities and Mining Properties

The Company, to the best of its ability, conducts exploration activities in compliance with "Exploration Best Practices Guidelines" established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards with exploration programs planned and managed by "Qualified Persons" who ensure that QA/QC practices are consistent with National Instrument 43-101 standards. On all projects, diamond drill core is sampled by a Qualified Person and is split in half with one-half of the core analyzed, in the case of gold, by standard fire assay with atomic absorption or gravimetric finish at an independent, registered commercial assay laboratory. The second-half of the drill core is retained for future reference. Other elements are determined in an industry acceptable manner, for either geochemical trace signatures or metal ore grades.

There were several highlights in the second quarter of 2008. First, Globex signed a binding Letter of Intent (the "LOI") with the hydrometallurgical research firm, Drinkard Metalox, Inc., pertaining to Globex's magnesite-talc property near Timmins, Ontario. Under the LOI, a joint venture was formed (75% Globex and 25% Drinkard Metalox) in order to perform test work, and if successful, monetize a patented hydrometallurgical process to produce magnesium compounds and high brightness talc from the Property. An initial series of laboratory tests was positive and further laboratory as well as bench scale and pilot plant scale tests are planned over the next 12 months.

In the second quarter, production at Globex's Tennessee royalty property, operated by Strategic Resource Acquisition Corporation ("SRA"), ramped up with material passing through the mill on a more or less continuous basis. During the second quarter Globex received several royalty payments. Unfortunately zinc prices have since fallen below US$0.90 per pound, the cut off point for Globex royalty payments from the project.

On a more upbeat note, First Metals Inc. achieved commercial production at Globex's royalty generating, Fabie Bay copper-silver deposit north of Rouyn-Noranda, Quebec. First Metals as per our contract, issued a share certificate for 3,886,018 First Metals shares to Globex representing 10% of their issued capital making Globex their largest shareholder. In addition to mining the Fabie Bay deposit, First Metals has been drilling off the adjacent Magusi Deposit and has performed geotechnical work in order to prepare it for production. They have received the permit which will allow them to sink a ramp on the zone, bulk sample it and prepare for commercial production. Globex is entitled to royalties on the Magusi Deposit when it is brought into production. First Metals Inc. has announced that sinking of a ramp at Magusi will commence in August 2008.

At Globex's Russian Kid gold royalty property west of Rouyn-Noranda, Quebec, Rocmec Mining Inc. has announced that they will install a 75 tonne per day mill, underground, at the mine and that it is expected to be operational by October 18th, 2008. If Rocmec is successful, Globex could start to receive regular royalty payments from this project before the end of the year.

Plato Gold Corp. announced that they were starting a 5,000 metre drill program on Globex's Nordeau gold property. Work has commenced and results are pending.

Noront Resources Ltd. withdrew from Globex's Hunters Point uranium, gold and rare earth project south of Belleterre, Quebec, due to financial and personnel commitments resulting from their high profile copper, nickel discovery in northern Ontario. Noront undertook significant geophysical and geological exploration on portions of the property with the discovery of important uranium, gold and rare earth occurrences. Further work is definitely warranted on the property which now totals some 26,000 hectares. Globex entered into negotiations to option Globex's land package to a neighbouring property owner but the negotiations, while ongoing, are progressing slowly.

Due diligence by partners, continued on Globex's Blackcliff, Grandroy and Bateman Bay properties with diamond drilling at Blackcliff and NI 43-101 reports being prepared on both the Grandroy and Bateman Bay properties.

At Globex's Wood-Pandora 50/50 joint venture property with Queenston Mining Inc., metallurgical test work continued at SGS Lakefield Research Limited. Laboratory recovery rates have been above expectations and test work should be completed shortly. Also, 2,668 metres of infill drilling was commenced at the Ironwood gold deposit with initial results released in a press release dated July 9, 2008. Drill intersections of up to 15 metres grading 15.27 g/t, Au (0.45 oz/t Au over 49.2 feet) were reported confirming and detailing the continuity of gold values between previously reported holes. A National Instrument 43-101 compliant technical report was received at the end of February for the Cadillac township, Quebec, Ironwood gold deposit. The report, dated February 26, 2008, estimates that 243,200 tonnes of an "Inferred Mineral Resource" has been outlined grading 17.26 grams per tonne gold. This report was posted on SEDAR as of March 19, 2008.

Line cutting was completed on the Lyndhurst base metal project in Destor and Poularies townships, Quebec, in late 2007. An advanced, deep sensing, induced polarization (IP), resistivity and magnetotelluric resistivity (MT) survey contract was negotiated with Quantec Geoscience Inc. The Titan 24 survey covered the previously shallowly mined Lyndhurst shaft area as well as Globex's deep massive sulphide "Moses Zone" discovery. This work was carried out in early May. In addition, review and compilation efforts are still on-going, centered on areas of known shallow massive sulphide mineralization in the area of the Lyndhurst shaft. It is anticipated that targets generated by this and the geophysical work will be tested later in the year. Stripping, mapping and detailed drilling are planned for the third quarter on the shallow, copper-silica, number 1 Zone east of the Lyndhurst shaft.

The field work component of exploration on the Parbec gold project in Malartic township, Quebec was completed in late February 2008. Six diamond drill holes were done totalling 3,722 meters in widely spaced drilling on the gold localizing Larder-Cadillac fault structure. This shear hosts three zones of gold mineralization at its northern boundary. In addition the property has a 580 meter long decline which was driven by previous operators to a vertical depth of about 100 meters in the southern wall rock of this shear structure. Core logging is complete. Core assays for this work are still arriving. Final maps and reports of geophysical work carried out by Larder Geophysics have been received, consisting of a ground magnetometer survey and combined induced polarization (IP) and resistivity surveys. To date, no economic gold intersections have been encountered in the wide spaced drill program.

An agreement to option a base metal project in the Cheticamp area of the Cape Breton Highlands was completed. Initial diamond drill testing of the project began in July and is currently in progress. Once this initial work has been completed, the drill equipment will be moved to the French Village project in Nova Scotia, in order to test an area of historical trenching.

Acadian Mining Corp., Nova Scotia, announced additional assay results on the Getty lead-zinc deposit in February, 2008. The Getty deposit is subject to a 1% gross metal royalty held by Globex. Globex is awaiting further news on this project.

Total cash exploration spending in 2008 amounted to $1,551,705 (2007 - $764,233). Mining property taxes totalled $27,335 (2007 - $39,242).

The Company believes that the carrying cost or book value of mining and exploration properties owned by the Company may not fairly represent its assets for any one of the following reasons: 1) Many of the Company's mineral properties were acquired over a 25-year period at nominal costs when commodity prices, and thus property values, were much lower than today; 2) An exploration property, previously optioned, may have been reduced to zero cost as a result of option payments received. If the option contract was not completed, the property is still an asset of the Company, for example, the Mooseland property in Halifax county; and 3) According to Canadian generally accepted accounting principles, if no significant work has been done on a mineral property in the past 3 years, it must be written off. The property continues to be held by the Company and may have value as a result of mineral deposits thereon and untested exploration targets.

## Disclosure Controls and Procedures

Management is responsible for the information disclosed in this document and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period ended June 30, 2008. Based on that evaluation and since the identification and application of new accounting standards was not made in the quarterly financial statement of June 30, 2008 within the required period and that is considered a material weakness, they assess that Disclosure Controls and Procedures are ineffective for the period ending June 30, 2008. Consequently, the interim financial statement of June 30, 2008 does not disclose the information required to be implemented on January 1st, 2008 by the following sections of the CICA: 1535, Capital disclosure, 3862, Financial Instruments - Disclosures, 3863, Financial Instruments - Presentation and 1400, General Standards of Financial Statement Presentation - going concern. These omissions have no affect on the amounts presented in interim financial statement of June 30, 2008. This material weakness has been corrected in this report and in the financial statements for the period ended June 30, 2008.

## Internal Control over Financial Reporting

During the period ended June 30, 2008, the Company evaluated the design of internal controls over financial reporting (ICFR) for its operating and accounting systems. As the evaluation of the disclosure controls and procedures mentioned above, the design of internal controls over financial reporting was evaluated as defined in the Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, ICFR are ineffective for the period ending June 30, 2008 since the identification and application of new accounting standards was not made in the quarterly financial statements of June 30, 2008 within the required period and that is considered a material weakness. Consequently, the interim financial statements of June 30, 2008 does not disclose the information required to be implemented on January 1st, 2008 by the following sections of the CICA: 1535, Capital disclosure, 3862, Financial Instruments - Disclosures, 3863, Financial Instruments - Presentation and 1400, General Standards of

Financial Statement Presentation - going concern. This material weakness has been corrected in this report and in the financial statements for the period ended June 30, 2008.

Procedures have been implemented to address this material weakness such as controller's knowledge update on a regular basis concerning new accounting standards, and the intention to reference an external consultant to validate the implementation of new accounting standards from the first quarter of 2009.

**Related Party Transactions**

In 2008, the Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

|  | 2008 | 2007 |
|---|---|---|
| Compensation - Jack Stoch, President and CEO | $ 79,998 | $ 22,500 |
| Compensation - Dianne Stoch, Secretary-Treasurer and CFO | 60,000 | 18,000 |
| Rent - Core facility, core storage and equipment | 22,100 | 5,300 |
| Cadillac - Wood Gold Mine property option | - | 425,250 |
|  | $ 162,098 | $ 471,050 |

The Board of Directors increased the annual compensation to $160,000 for Jack Stoch (President and CEO) and $120,000 for Dianne Stoch (Secretary-Treasurer and CFO) for the 2008 fiscal year. The Board believes that the current compensation is more in line with the remuneration received by officers of mineral exploration peer group companies. In addition the independent members of the board have requested that an independent real estate appraisal be made of the Company's core facilities and that these facilities be purchased by Globex if the appraised valuation is reasonable.

**Changes In Accounting Policy**

**Capital Disclosures**
On January 1, 2008, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, "Capital Disclosures". This standard establishes guidelines for disclosure of information regarding an entity's capital which will enable users of its financial statements to evaluate an entity's objectives, policies and procedures for managing capital.

**Financial Instruments – Disclosures**
On January 1, 2008, the Company adopted the new CICA Handbook Section 3862, "Financial Instruments – Disclosures". This section describes the required disclosures related to the significance of financial instruments on the Company's financial position and performance, the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. This section complements the principles of recognition, measurement and presentation of financial instruments of Section 3855, "Financial Instruments – Recognition and Measurement", Section 3863, "Financial Instruments – Presentation", and Section 3865, "Hedges". The additional disclosures required by this new Standard are provided in the note on "Financial Instruments".

**Financial Instruments – Presentation**
On January 1, 2008, the Company adopted the new CICA Handbook Section 3863, "Financial Instruments – Presentation". This section retains, unchanged, the standards for presentation of financial instruments as either liabilities or equity and the related income and expenses which were previously contained in Section 3861 "Financial Instruments – Presentation and Disclosure". The adoption of this standard had no effect on the Company's interim financial statements.

**Going concern**
On January 1, 2008, the Company adopted the new CICA Handbook Section 1400, "General Standards of Financial Statement Presentation" to include requirements to assess an entity's ability to continue as a going concern and disclose material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. The adoption of this standard had no effect on the Company's interim financial statements.

**Future Accounting Changes**

**International Financial Reporting Standards**
The Accounting Standards Board of Canada ("AcSB") plans to converge Canadian GAAP for publicly accountable enterprises with International Financial Reporting Standards ("IFRS") over a transition period that will end effective January 1, 2011 with the adoption of IFRS. The AcSB announced on February 13, 2008 that IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. The changeover date is for interim and annual financial statements relating to fiscal years beginning at the latest on January 1, 2011. The Company will convert to these new standards according to the timetable set with these new rules. The Company is currently assessing the future impact of these new standards on its consolidated financial statements. As a small company, this task is onerous. Therefore, outside professional consultants have been engaged to assist with the process of analyzing and addressing the differences between Canadian GAAP and IFRS relevant to Globex. Results of an initial assessment of the impact of the required changes to accounting systems, business processes, and requirements for personnel training and development is anticipated in 2009.

**Goodwill and Intangible assets**
Issued in February 2008, Section 3064, will replace Section 3062, "Goodwill and other intangible assets", and Section 3450, "Research and development costs". Various changes have been made to other sections of the CICA Handbook for consistency purposes including but not limited to the withdrawal of EIC 27 "Revenues and expenditures during the pre-operating period" and updates to AcG-11"Enterprises in the development stage". The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its interim period and fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. As at March 31, 2008, the Company is currently assessing the impact of this new policy on its consolidated financial statements.

**Financial Instruments**
Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

**Stock-based Compensation**

Recognition of contribution to the success of the Company through stock-based compensation conserves cash and acts as an incentive for employees and service providers to maintain their high level of participation. The Company records stock options granted using a fair value based method of accounting, the Black-Scholes model, to estimate fair value.

In the first half of 2008 the Company granted 225,000 stock options and assigned a fair value of $95,192. The detail of the grant is: 200,000 stock options to a service provider, exercisable at an average price of $4.14, with a 1 year term and 25,000 to an employee, exercisable at $2.99, with a 5 year term. The options granted were valued using the Black-Scholes option pricing model, with a volatility rate between 67% and 71%, a dividend yield of 0%, a risk free interest rate 2.78% and an expected life between 1 and 3 years. Stock options, assigned a fair value of $1,750, were exercised in 2008 and 150,000 stock options with a fair value of $418,293, expired/matured without being exercised.

The Company cautions that the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded, thus the Black-Scholes model may overestimate the actual value of the options that the Company has granted. Further, the Black-Scholes model also requires an estimate of expected volatility. The Company uses its historical volatility rates to calculate an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Further, the determined fair value is charged to operations with an offsetting amount credited to Contributed Surplus. Upon exercise of an option, the corresponding fair value stored in Contributed Surplus is transferred to Capital Stock, recognizing the fair value cost of the stock issued. It should be noted however, that if an option matures without being exercised, the fair value credited to Contributed Surplus remains in that account ad infinitum.

## Capital Stock

As at July 30, 2008, 18,343,574 common shares are issued and outstanding and 2,265,500 stock options remain outstanding for a fully diluted common share capital of 20,609,074.

In July, 2008 Globex announced an agreement to issue up to 950,000 shares at a price of $4.25 per share by way of private placements of flow-though shares. On July 15, 2008, the initial 500,000 share, $2,125,000 tranche, closed with an institutional investor. A fee of 4%, $85,000, was paid to an arm's length financial advisor, Citadel Securities of Halifax, Nova Scotia.

On June 10, 2008, the "Autorité des marchés financiers" granted permission to the Company to release 375,000 shares from escrow. The interpretation of the escrow agreement, dated November 27, 1987, required commercial production on one of the Globex's properties. This condition was fulfilled by the commencement of commercial production on March 1, 2008 at the Fabie Bay Mine.

On April 29, 2008, the Company repurchased 4,100 common shares under its normal course issuer bid (NCIB) for $10,393 ($2.53 per share). The book value of these shares was $10,001 ($2.49 per share).

## Liquidity and Working Capital

At June 30, 2008, the Company had cash and cash equivalents of $3,267,945 compared to $2,242,511 at December 31, 2007 excluding cash restricted for flow-through expenditures of $953,216 (2007 - $2,477,000). With June 30, 2008 working capital of $9,856,131 (December 31, 2007 - $8,956,268) and exploration spending expected to exceed $2.4 million for 2008, already funded, the Company believes the cash position is adequate to meet current needs. Globex does not have any long-term debt or similar contractual commitments.

## Financial Instruments and risk management

### Fair value of financial instruments
The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, reclamation bonds, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

In April 2008, the Company received option revenue of 3,886,018 shares of First Metals inc., a public company, as consideration of an option revenue contract. Because the shares are restricted to be sold for a period of 4 months, the fair value of the shares was estimated using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows and the market price of the shares. Based on the independent evaluator report, the fair value of the shares was estimated at $2,695,925 ($0.69375 per share).

### Risk management
The Company, through its financial assets and liabilities, has exposure to the following financial risks: credit risk, liquidity risk, foreign exchange risk, and interest rate risk. The following analysis provides a measurement of risks as at the balance sheet date of June 30, 2008.

At June 30, 2008, the Company no financial instruments, classified as marketable securities on the balance sheet. The Company's remaining cash and cash equivalents and cash restricted for flow-through expenditures are distributed between two Canadian banking institutions, members of the Canadian Deposit Insurance Corporation (CDIC): CDIC, a federal Crown Corporation, insures deposits to a maximum of $100,000 per individual institution.

### Credit risk
The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

The maximum exposure to credit risk at the reporting date was:

|  | | 2008 | | 2007 |
|---|---|---|---|---|
| Cash and cash equivalents | $ | 3,267,945 | $ | 2,242,511 |
| Cash restricted for flow-through expenditures | | 953,216 | | 2,477,000 |
| Accounts receivable (less non-cash items of $2,695,925) | | 749,409 | | 514,320 |
| | | 4,970,570 | | 5,233,831 |

Cash equivalents and restricted cash for flow-through expenditures mature between 30 and 90 days from the date of the investment with an average interest rate of 3.4% (2007 - 3.9%).

Accounts receivable are mainly made up of taxes receivable and receivables from government authorities. As these receivables arise from legislative measures they do not represent a high credit risk. Allowance for doubtful accounts was nil in Q2 2008 and $4,000 in 2007.

**Liquidity risk**
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 15 "Capital Disclosures". It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has financed its exploration and mining activities through flow-through shares, operating cash flows and the utilization of its liquidity reserves.

Contractual maturities of financial liabilities are all under one year.

**Foreign exchange risk**
As at June 30, 2008, the Company has cash is US dollars for an amount of $281,602. The Company has estimated that a one percent increase or decrease in the US exchange rate would be insignificant.

**Interest rate risk**
The Company is not exposed to a significant interest rate risk since the Company has no credit facility.

The large majority of the cash and cash equivalents and cash restricted for flow-through expenditures is invested in Canadian dollar denominated short term instruments with fixed interest rates.

Only the interest revenue arising from the balance of operating cash accounts is therefore subject to interest rate fluctuations.

Based on the balances outstanding during the period ended June 30, 2008, a 1% increase (decrease) in the interest rate index would have no significant impact on earnings before income taxes.

**Capital Disclosure**

The Company is currently not subject to externally imposed capital requirements. The Company defines its capital as being constituted by its shareholders' equity. The Company manages its capital structure based on the relationship between the cash surplus, itself composed of financial liabilities, net of cash and cash equivalents, cash restricted for flow-through expenditures and shareholder's equity.

The company's capital management objectives are to:

i.      Have sufficient capital to be able to meet the Company's mining properties exploration and mining development plan in order to ensure the growth of the activities.

ii.     Have sufficient access to liquidity to fund the exploration expenses and the working capital requirements.

The Company monitors capital on the basis of the cash surplus to equity ratio. These ratios at June 30, 2008 and December 31, 2007 were as follows:

|  | 2008 | 2007 |
|---|---|---|
| Cash and cash equivalents | $ 3,267,945 | $ 2,242,511 |
| Cash restricted for flow-through expenditures | 953,216 | 2,477,000 |
|  | 4,221,161 | 4,719,511 |
| Exploration expenditure obligations | (953,216) | (2,477,000) |
| Cash surplus | 3,267,945 | 2,242,511 |
| Shareholders' equity | 15,397,520 | 14,641,809 |
| Cash surplus / Shareholders' equity | 0.21 : 1 | 0.15 : 1 |

**Risks**

Risks beyond the control of the Company come from multiple sources.

Metal Prices: World-wide supply and demand for metals determines metal prices. Higher metal prices spur exploration activity and thus drive up the terms at which Globex can option its properties. The ability of the Company to market and/or develop its properties and the future profitability of the Company are directly related to the market price of metals. Metal prices also directly affect the revenue stream that Globex anticipates from mines in production. Lower metal prices equal lower or no revenue. Higher metal prices equal higher revenue.

Currency Exchange Fluctuations: Metal prices are quoted in US dollars. The recent weakness of the US dollar against the Canadian dollar shrinks potential metal revenues when translated into Canadian dollars while mining and exploration costs in Canadian dollars remain constant or actually increase. The viability of a mine could be determined by currency fluctuation.

Staff Recruitment and Retention: Following the last down-cycle in the metal market, many experienced mining exploration geologists and technicians changed careers. Some universities closed their geology departments. As a result of the cyclical nature of the business, it is very difficult to find and retain the experienced, competent individuals required to build a company. Salaries, benefits and working conditions have risen dramatically and need to be competitive.

Option Revenue: Option contracts taken to term can appear extremely lucrative. However, if exploration results are poor in year 1, the property may be returned after only a single payment. These negative results may further, mean share payments received by the Company lose value. If the main target of a particular property is drilled with negative results, the property may cease to have exploration potential and thus the ability to generate future option revenue.

Success of Partners: The outcome of efforts by joint venture, option and royalty partners has a significant effect on the Company's profitability. If they are successful in achieving their goals in a timely and cost-efficient manner, the Company will benefit. Should they fail financially, technically or for other reasons, we will be negatively affected.

Government Legislation and Taxation: Flow-through financing, combined with provincial tax credits for exploring in Quebec, are potentially important sources for financing Globex's exploration programs. Any material changes in these programs could adversely affect the Company's operations.

Finding and Developing Economic Reserves: The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Other risks the Company faces are: renegotiation of contracts, permitting, reserves estimation, environmental factors, governments not enforcing access laws and various other regulatory risks.

**Forward-looking Statements**

This document may contain forward-looking statements reflecting the management's expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected. The Company's management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events except as required by law.

**Outlook**

The Company is optimistic about the future with a number of optionees at or approaching production.

First Metals Inc. declared commercial production on March 1, 2008 at its Fabie Mine in Hebecourt township: Shares, cash and royalty revenue added $3.4 million to Globex's gross revenue in 1st half 2008. Production is subject to a 2% net metal return payable to Globex. A 10% net profit return is payable after the recoup of $10 million in capital costs by First Metals Inc. Ramping into the Magusi River deposit, which is subject to the same royalty and net profit terms as the Fabie, is scheduled to commence in August 2008.

Strategic Resource Acquisition Corporation is the owner of significant zinc assets in Tennessee, USA, on which Globex holds a gross metal royalty of 1.4% on all zinc mine production at an LME zinc price of, at or over US$1.10 or 1% on all zinc production between US$0.90 and US$1.09. At the present zinc price, Globex's royalty is not payable. When zinc prices rise to at least US$0.90/lb, Globex's royalty stream from this property will be significant. In addition, Globex owns 588,200 common shares of SRA.

A net metal royalty of 5% on all metals generated in the production of the first 25,000 gold ounces and 3% on all metals is due from Rocmec Mining Inc. on all production from the Russian Kid Mine. On April 30, 2008, Rocmec announced the purchase of a 75 tonne per day mill which is expected to be operational by mid-October 2008.

2008 Royalties from mine production are expected to provide the Company with a revenue stream to supplement its hard cash needs.

Our principal exploration focus continues to be the Wood-Pandora joint venture project, in Cadillac township: An independent NI 43-101 compliant resource evaluation of this mineralized body was completed in late February 2008 indicating a NI 43-101 conformable inferred resource of 243,000 tonnes grading 17.26 g/t Au.

2008 exploration is fully funded by 2007 flow-through share financings. Significant work is on-going at the Lyndhurst, Cheticamp and Tonnancour properties as well as several others.

The Company is actively seeking optionees for its numerous and multi-stage exploration properties.

**Additional Information**

This analysis should be read in conjunction with the most recent financial statements. Financial information about the Company is contained in its comparative financial statements for the quarter ended June 30, 2008 and the fiscal year ended December 31, 2007 and additional information about the Company, including the Annual Information Form (AIF), is available on SEDAR at www.sedar.com. Further, the Company posts all publicly filed documents, including the AIF and the Management Discussion and Analysis, on its website www.globexmining.com in a timely manner.

If you would like to obtain, at no cost to you, a copy of the 2008 and/or 2007 Management Discussion and Analysis, please send your request to:

Globex Mining Enterprises Inc.
86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Telephone: 819.797.5242     Telecopier: 819.797.1470
Email: dstoch@globexmining.com

**Authorization**

The contents and the dissemination of this Management's Discussion and Analysis have been approved by the Board of Directors of the Company.

*(Signed)*
Jack Stoch
Director

*(Signed)*
Dianne Stoch
Director

DATED at Rouyn-Noranda, Quebec

June 26, 2009



**Form 52-109F2R**

**Certification of Refiled Interim Filings**

This certificate is being filed on the same day that **Globex Mining Enterprises Inc.** (the "issuer"), has *refiled the interim financial statements and the MD&A.*

*I, Dianne Stoch, Secretary-Treasurer and Chief Financial Officer of Globex Mining Enterprises Inc., certify the following:*

1. **Review:** I have reviewed the interim financial statements and the MD&A (together, the "interim filings") of the issuer for the interim period ending *June 30, 2008;*

2. **No misrepresentations:** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. **Fair presentation:** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. **Responsibility:** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings,* for the issuer.

5. **Design:** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 *Control framework:* The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 *ICFR - material weakness relating to design:* The issuer has disclosed in its annual MD&A for each material weakness relating to design existing at the financial year end

(a) a description of the material weakness

(b) the impact of the material weakness on the issuer's financial reporting and its ICFR; and

(c) the issuer's current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3 *N/A*

6. *Reporting changes in ICFR:* The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on *April 1, 2008* and ended on *June 30, 2008* that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date:  June 26, 2009

"Signed"
_____
Dianne Stoch
Secretary-Treasurer and Chief Financial Officer



**Form 52-109F2R**

**Certification of Refiled Interim Filings**

This certificate is being filed on the same day that **Globex Mining Enterprises Inc.** (the "issuer"), has refiled the interim financial statements and the MD&A.

I, Jack Stoch, President and Chief Executive Officer of **Globex Mining Enterprises Inc.**, certify the following:

1. **Review:** I have reviewed the interim financial statements and the MD&A (together, the "interim filings") of the issuer for the interim period ending **June 30, 2008**;

2. **No misrepresentations:** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. **Fair presentation:** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. **Responsibility:** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. **Design:** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 *Control framework:* The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 *ICFR - material weakness relating to design:* The issuer has disclosed in its annual MD&A for each material weakness relating to design existing at the financial year end

(a) a description of the material weakness

(b) the impact of the material weakness on the issuer's financial reporting and its ICFR; and

(c) the issuer's current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3 *N/A*

6. *Reporting changes in ICFR:* The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on *April 1, 2008* and ended on *June 30, 2008* that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date:  June 26, 2009

"Signed"
_____
Jack Stoch
President and Chief Executive Officer